UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144					OMB Number: 3235-0101 Expires: December 31, 2009 Estimated average burden hours per response . 2.00

NOTICE OF PROPOSED SALE OF SECURITIES					SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker					CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) Ascendia Brands, Inc.			(b) IRS IDENT. NO. 75-2228820	(c) S.E.C. FILE NO. 033-25900	WORK LOCATION
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE					(e) TELEPHONE NO.
100 American Metro Boulevard, Suite 108, Hamilton, NJ 08619					AREA CODE 609	NUMBER 219-0930
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD 10b5-1 Sales Plan for MarNan LLC	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER Affiliate	(d) ADDRESS STREET CITY STATE ZIP CODE One Palmer Square, Suite 330, Princeton, NJ 08542

INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification Number and the SEC File Number.

3 (a)		SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See Instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Merrill Lynch, Pierce, Fenner & Smith, Incorporated 7 Roszel Road Princeton, NJ 08540 ATTN: Llewellyn G. Ross		417,779	$501,335	41,779,840	10/25/2007	American Stock Exchange

INSTRUCTIONS:

1. (a) Name of issuer

(b) Issuer’s I.R.S. Identification Number

(c) Issuer’s S.E.C. file number, if any

(d) Issuer’s address, including zip code

(e) Issuer’s telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold

(b) Such person’s I.R.S. identification number, if such person is an entity

(c) Such person’s relationship to the issuer (e.g., officer, director, 10%

stockholder or member of immediate family of any of the foregoing)

(d) Such person’s address, including zip code

3. (a) Title of the class of securities to be sold

(b) Name and address of each broker through whom the securities are intended to be sold

(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f) Approximate date on which the securities are to be sold

(g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (01-07)

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	05/20/2005	Merger of Hermes Acquisition Company I, LLC with Hermes Holding Company, Inc., a wholly owned subsidiary of Ascendia Brands, Inc. (f/k/a Cennuco, Inc.)	Ascendia Brands, Inc. (f/k/a Cenuco, Inc.)	10,241,699	05/20/2005	1,021.4699 shares of Series A Junior Participating Preferred Stock of Ascendia Brands, Inc. (f/k/a Cenuco, Inc.) convertible into common stock upon approval of stockholders
INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS: The securities described above will be sold pursuant to a previously adopted written plan that is intended to comply with Rule 10b5-1(c) under the Securities Exchange Act of 1934. The written plan was adopted on August 1, 2007. Therefore, the representation concerning the seller’s knowledge of material adverse information contained below in the section designated “ATTENTION” speaks only as of the date that the written plan was adopted.

INSTRUCTIONS:	ATTENTION:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

______August 3, 2007_______________________________________________ DATE OF NOTICE	___/s/ Mark I. Massad, Managing Member________________________________________________ (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SEC 1147 (01-04)